UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT
UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ACCREDITED HOME LENDERS HOLDING CO.
(Name of Subject Company (Issuer))

LSF5 ACCREDITED MERGER CO., INC.,
(Name of Filing Persons (Offeror))
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
00437P107
(CUSIP Number of Class of Securities)
Marc L. Lipshy
LSF5 Accredited Merger Co., Inc.
717 North Harwood Street, Suite 2200
Dallas, TX 75201
214-754-8430
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
with copies to:
Mitchell S. Eitel, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4960

CALCULATION OF FILING FEE
Transaction Valuation	Amount Of Filing Fee

Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Accredited to Partner with Lone Star Funds
     We are pleased to announce that Accredited Home Lenders Holding Co. (“Accredited”) has entered into a definitive merger agreement with affiliates of Lone Star Fund V (U.S.) L.P. (“Lone Star”) in which Lone Star has agreed to acquire all of the common stock of Accredited pursuant to a tender offer. The transaction, when completed, is expected to provide greater access to capital and additional resources to support Accredited’s business over the long term.
     Lone Star has stated that one of their highest priorities is the retention of Accredited’s superior management, staff and culture. This means Accredited can go forward with its business as before, enhanced by the strong capital base of Lone Star. You can expect an intensified effort to earn even more of your business.
     We’ll do this by delivering the superior service you’ve come to expect from Accredited, and by offering a wide range of attractive, well-priced programs for your non-prime and Alt-A borrowers. (To learn more, visit the Accredited web site at www.accredhome.com, where you’re seconds away from finding pricing and conditions for each program matching your borrower’s qualifications.)
     Again, please know that we expect no disruption to business in conjunction with the Lone Star transaction — this is the beginning of an exciting new chapter for Accredited! If you have further questions, please direct them to your account executive or their manager.
     As always, we thank you for your business and your continued confidence in our company. We look forward to growing together!
Notice to Recipients
     The tender offer for the outstanding common stock of Accredited referred to in this announcement has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Accredited common stock will be made pursuant to an offer to purchase and related materials that Lone Star intends to file with the U.S. Securities and Exchange Commission. At the time the offer is commenced, Lone Star will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and thereafter Accredited will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. These materials will be sent free of charge to all stockholders of Accredited. In addition, all of these materials (and all other materials filed by Accredited with the U.S. Securities and Exchange Commission) will be available at no charge from the U.S. Securities and Exchange Commission through its web site at www.sec.gov. Investors and security holders may obtain free copies of the documents filed with the U.S. Securities and Exchange Commission by Accredited at www.accredhome.com.
Forward Looking-Statements
     This announcement contains “forward-looking statements” that involve significant risks and uncertainties. Recipients and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties.